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SEC FILE NUMBER

SEC Mail Processing
FEB 20 2024
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TZ Clear LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7914 Deer Trail Drive
(No. and Street)

Dallas	TX	75238
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Oss	(402) 525-8141	soss@tzclear.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

400 Old Forge Ln.	Kennett Square	PA	19438
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven M. Oss, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TZ Clear LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CURTIS DEAN MARSHALL
Notary Public
Commonwealth of Kentucky
Commission Number KYNP21948
My Commission Expires Jan 19, 2025

Signature:

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TZ CLEAR LLC

Report Pursuant to Rule 17a-5(d)
Statement of Financial Condition
With report of Independent Registered Public Accounting Firm

As of December 31, 2023

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under Securities Exchange Act of 1934.

TZ CLEAR LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of TZ Clear, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TZ Clear, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of TZ Clear, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of TZ Clear, LLC's management. Our responsibility is to express an opinion on TZ Clear, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TZ Clear, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as TZ Clear, LLC's auditor since 2015.
Kennett Square, Pennsylvania
February 14, 2024

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

TZ CLEAR LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash	$	9,345,320
Cash - segregated for regulatory purposes		25,000
Deposits with clearing organization		257,715
Receivable from customers		38,768
Receivable from related party		1,905
Securities owned, not readily marketable		431,285
Goodwill		750,000
TOTAL ASSETS	$	10,849,993
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	179,545
Deferred revenue		28,000
Payable to related party		878
Current state taxes payable		1,688
TOTAL LIABILITIES		210,111
MEMBERS' EQUITY		
Members' capital	$	11,370,000
Accumulated deficit		(730,118)
TOTAL MEMBERS' EQUITY		10,639,882
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	10,849,993

The accompanying notes are an integral part of this financial Statement of Financial Condition
This report is deemed PUBLIC in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

TZ Clear LLC (the "Company" formerly known as Koonce Securities, LLC) is a wholly-owned subsidiary of TradeZero USA, Inc. ("Parent"), who in turn is a wholly-owned subsidiary of TradeZero Holding Corp. ("Ultimate Parent"). The Company is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"), is a member of Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company's operations consist of sponsoring the eligibility process of stock issuers seeking Depository Trust Company ("DTC") eligibility of their stock issues. In order to conduct this business, the Company is a member of the Depository Trust & Clearing Corp. ("DTCC"), the holding company of the DTC and National Securities Clearing Corporation ("NSCC"). The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, and the DTCC. The Company was acquired by the Parent in order to expand its operations to the clearing of securities transactions and it has received FINRA and DTCC approval to do so. It is anticipated that the Company will begin clearing operations for the Ultimate Parent subsidiary companies during 2024. The Company also provides securities locate services to external institutional clients via its membership with DTCC. On August 4, 2023, the Parent acquired the Company (see Note 3).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying statement of financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Cash consist of deposits with established federally insured financial institutions that are not segregated and deposited for regulatory purposes. Total cash on deposit at various times during the year exceeded the federal deposit insurance limits. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

Cash – segregated for regulatory purposes – Cash – segregated for regulatory purposes consist primarily of a cash deposit in a special reserve bank account for the exclusive benefit of customers in accordance with Rule15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued

The cash on the Statement of Financial Condition is as follows:

		12/31/2023
Cash	$	9,345,320
Cash - segregated for regulatory purposes		25,000
Total cash and cash - segregated for regulatory purposes	$	9,370,320

Securities owned, not readily marketable - Securities owned by the Company are valued using valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820. Any unrealized gain or loss is recorded in the Statement of Operation.

Revenue Recognition – The Company accounts for revenue earned from contracts with customers under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when, or as, the company satisfies a performance obligation.

Fees - Fees for stock locates are recognized when the Company's performance obligation is satisfied, which is at the point in time when the customer purchases the stock locate and it is delivered to the client. Revenue from the sponsorship of companies to DTC are recognized at the time that the company's application is submitted to DTC, which represents the satisfaction of a performance obligation. In the case of payment to the Company for these services in prior years, the cash received is offset against a charge to deferred revenue. Deferred revenue is defined as DTC introductions paid for, but not yet executed. Deferred revenue as of December 31, 2023 and 2022 was $28,000 and $24,000, respectively.

Interest Income – The Company earns interest income from its deposits with the DTC and NSCC. The Company also earns interest income from cash deposited in corporate bank accounts. This revenue stream does not fall under the scope of ASC 606.

This report is deemed PUBLIC in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – Continued

Income Taxes - The Company has elected, under the provision of the Internal Revenue Code, to be treated as a disregarded entity. The income and losses of the Company pass through to the Ultimate Parent who incurs the tax obligation or receives the tax benefit. There is no tax sharing arrangement between the Company and the Ultimate Parent.

Current Expected Credit Losses - The Company accounts for current estimated credit losses ("CECL") on financial assets and certain off-balance sheet items, including receivables from customers in accordance with ASC 326-20, *Financial Instruments - Measurement of Credit Losses on Financial instruments* ("ASC 326-20"). ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

The Company evaluated the guidelines of ASC 326-20 and determined that a reserve account for CECL is not necessary at December 31, 2023. In addition, the Company has concluded that there are no material credit losses expected on financial assets measured at amortized cost at December 31, 2023.

NOTE 3 – BUSINESS COMBINATION

Effective August 4, 2023, the Ultimate Parent through its Parent completed its acquisition of the Company, increasing its interest from 24.9% to 100.0%, for a total purchase price of $2,548,980. The acquisition was accounted for as a business combination under GAAP by the Ultimate Parent and pushdown accounting was applied by the Company as of August 4, 2023.

The acquisition was accounted for by the Parent in accordance with the acquisition method of accounting pursuant to ASC 805, *Business Combinations* and pushdown accounting was applied to record the fair value of the assets acquired and liabilities assumed by the Company. Under this method, the purchase price is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Any excess of the amount paid over the estimated fair values of the identifiable net assets acquired will be allocated to goodwill. The recognition of goodwill that is not deductible for tax purposes was primarily attributable to the new lines of business and services that the Company will achieve from the DTCC membership.

NOTE 3 – BUSINESS COMBINATION - Continued

The following is a summary of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Cash	$	1,173,123
Securities owned, not readily marketable		431,285
Deposits with clearing organization		257,715
Goodwill		750,000
Liabilities		(63,143)
Total purchase price	$	2,548,980

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 4 - FAIR VALUE MEASUREMENT – Continued

The following table presents information about the Company's fair value measurements at December 31, 2023.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ -	$ -	$ 431,285	$431,285
Total	$ -	$ -	$ 431,285	$431,285

Level 3 Securities consist of the non-marketable securities held in DTCC as well as $2,500 in DTCC preferred stock. Stock prices are per shareholder agreement with DTCC.

Balance at January 1, 2023	$	367,990
Amount invested		794
Appreciation		62,501
Balance at December 31, 2023	$	431,285

NOTE 5 - INCOME TAXES

At December 31, 2023, as the Company is an LLC, it has no net operating loss carryforwards for income tax purposes.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company engages in various related-party transactions with the Parent and other subsidiaries under common control under an intercompany services agreement with the Parent. The accompanying statements of financial condition is not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company was operated as an unaffiliated entity.

This report is deemed PUBLIC in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $9,419,829 which was $9,169,829 in excess of it required net capital requirements of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.02 to 1.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through issuance date of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31,2023.